Exhibit 99.4

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces Quarterly Results for the Three and Six Months Ended June 30, 2014,
Including Working Capital Position of $42.26 Million

Toronto, Ontario and Lakewood, Colorado – August 13, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels”or the “Company”) today reported itsfinancial results for the three and six months ended June 30, 2014. The Company’s Quarterly Consolidated Financial Statements, along with Management’s Discussion and Analysis are available through its filings with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.com, and in the United States on the Electronic Document Gathering and Retrieval System (“EDGAR”) which, along with the Company’s quarterly report on Form 6-K, may be viewed at www.sec.gov/edgar.shtml, and on the Company’s website at www.energyfuels.com. Unless noted otherwise, all dollar amounts are in US dollars.

As previously reported, readers should be advised that the Company has changed its fiscal year end from September 30 to December 31 and, accordingly, the quarterly results for the quarter ended June 30, 2014 are presented with comparable figures for the three and six months ended June 30, 2013. The Company also completed a consolidation of its common shares, effective November 5, 2013, on the basis of 50 pre-consolidation shares for each post-consolidation share. All share and per share amounts in this press release are shown on a post-consolidation basis.

Financial and Operational Highlights for the Three Months ended June 30, 2014:

  Production at the White Mesa Mill totaled 225,420 pounds of U3O8, including 90,832 pounds from alternate feed materials and 134,588 pounds from ore mined from the Arizona Strip.
  Sold 236,667 pounds of U3O8, pursuant to term contracts at an average realized price of $56.85 per pound.
  As of June 30, 2014, the Company had working capital of $42.26 million, including cash and cash equivalents of $14.69 million and 494,000 pounds of uranium concentrate inventory.
  Announced the sale of certain non-core assets, realizing cash and other consideration and achieving cost reductions.

Selected Summary Financial Information:

	Three months ended	Six months ended
$000, except per share data	June 30, 2014	June 30, 2014
Results of Operations:
Total revenues	$13,525	$24,886
Net income (loss)	(30,328)	(36,670)
Basic and diluted earnings (loss) per share	(1.54)	(1.87)

	As at June 30,	As at December 31,
$000's	2014	2013
Financial Position:
Working capital	$42,257	$33,481
Property, plant and equipment	70,715	100,969
Total assets	146,003	176,133
Total long-term liabilities	33,821	31,579

Impairment charge for the three months ended June 30, 2014

During the period ended June 30, 2014, as a result of the drop in the U3O8 spot and long-term prices, a significant deterioration in the Company’s expectation of future uranium prices, and the Company’s expectation to place the White Mesa Mill and all associated mines (collectively referred to as the White Mesa Mill Cash Generating Unit – the “WMM CGU”) on standby once the current planned production at the White Mesa Mill and the Pinenut mine has been completed, the Company tested its plant, property and equipment related to the WMM CGU for impairment and recognized an impairment loss of $30.78 million related to the WMM CGU.

No impairment was recorded with respect to the Company’s pre-development and non-operating properties in Wyoming and New Mexico, which are not a part of the WMM CGU.

Outlook for the Year ending December 31, 2014

General

Spot prices and long-term prices for uranium began the year at $34.50 and $47.00 per pound U3O8  respectively. By August 12, 2014, the spot and long-term prices had fallen to $30.00 and $44.00 per pound, respectively. Prices in the short and medium term continue to be under pressure from excess supplies and weak demand. In the longer term, Energy Fuels believes prices will improve, but over a more extended time frame than previously forecast. Accordingly, the Company is implementing further cash conservation efforts for the short and medium-term to position the Company to better preserve its cash resources, maintain its resource base and be able to re-start production as market conditions warrant.

The Company utilizes various industry forecasts to assist in its business planning, evaluation of existing and future mining projects, and assessment of its valuation of long-lived assets. The Company has evaluated, and will continue to evaluate price forecasts from relevant sources to determine the Company’s expectation of future uranium prices. Based on its evaluation of these forecasts and other factors, the Company has taken an impairment charge in the quarter ended June 30, 2014 totalling $30.78 million, and has revised its business plan and operations as discussed below. The Company intends to continue to closely monitor U3O8 prices, and may change operating plans under actual or expected market conditions as necessary.

Production and Operations

The Company plans to extend the current run at the White Mesa Mill into the fourth quarter of 2014. This will allow the Company to produce the inventory required to fulfill all of its existing long-term contracts that must be met with produced pounds through 2017. Upon completion of the current mill run, the mill will be placed on standby pending improvements in market prices.

At June 30, 2014, the Company had approximately 494,000 pounds of finished goods inventory. For the second half of the year, the Company expects to produce an additional 475,000 pounds which, combined with its existing finished goods inventory, will result in sufficient finished inventory to fulfill all production requirements for its long-term contracts that require U3O8produced by its own operations. The Company will continue to receive alternate feed materials at the White Mesa Mill for future processing. Maintenance activities, along with required environmental and permit compliance activities, will continue at the White Mesa Mill in order to allow the facility to restart mineral processing operations as required.

As previously announced, the Company plans to continue mining at the Pinenut mine until the economic resources of the mine have been depleted, which is estimated to occur in the first quarter of 2015. Ore mined at the Pinenut mine after the mill has completed its planned ore production run in 2014 will be stockpiled for processing in a future mill run.

The Company also expects to continue to maintain, and update as necessary, all permits on its other existing mines. These mines will remain on standby until market conditions improve. Expenditures for permitting activities for new mines will be adjusted to coincide with expected dates of production based on price forecasts. Corporate and field overhead will be reduced to coincide with these lower levels of activity.

Sales

With respect to its sales strategy in the short-term, as a result of the relatively weak uranium spot price, Energy Fuels plans to focus only on sales pursuant to its term contracts, which require deliveries of 371,666 lbs. for the second half of 2014, of which 180,000 pounds will be from material to be purchased to coincide with the related sale and 191,666 pounds will be from material produced at the White Mesa Mill. The Company expects its sales in the second half of the year to result in average realized prices of $57.23/lb. , which would be well-above the expected spot market price. At current prices, the Company does not expect to produce any product for sale on the spot market, nor does the Company expect to sell any existing product at spot prices.

Stephen P. Antony, Energy Fuels’ President and CEO, stated, “Energy Fuels continues to successfully execute our disciplined business plan, which includes tailoring uranium production to meet the delivery requirements of our three long-term contracts, preserving cash and working capital, and maintaining the Company’s conventional production facilities and uranium and vanadium resource bases. Since Q1-2014, we have adjusted our 2014 operating plan to continue mining at the Pinenut mine into early 2015 and to extend uranium processing at our White Mesa Mill into the 4th quarter of 2014. As a result, the Company now expects to produce a total of about 825,000 pounds of U3O8 during 2014. In addition, after mineral processing is placed on standby at the mill, we expect to build a stockpile of mined resources from the Pinenut mine and alternate feed materials that can be processed at a future date. This business strategy allows Energy Fuels to maintain the flexibility to resume, and increase, uranium production as market conditions warrant.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8 Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects and with respect to the market outlook, including: production and sales forecasts; the Company’s expectations as to longer term fundamentals in the market and price projections; the Company’s expectations as to expenditures and cost reductions; and the Company’s ability to preserve its cash resources, maintain its resource base and be able to restart production as market conditions warrant. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium prices; risks of delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; government and third party actions with respect to supplies of secondary sources of uranium; fluctuations or changes in the market prices of uranium and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com